UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

IRON MOUNTAIN INCORPORATED
__________________________
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

462846 10 6
 (CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 2 of 7 pages

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Vincent J. Ryan

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)                                                                                     (a)  [   ]
    (b)  [   ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Ryan is a citizen of the U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5)	SOLE VOTING POWER 13,377,349

	6)	SHARED VOTING POWER 613,627

	7)	SOLE DISPOSITIVE POWER 16,327,939

	8)	SHARED DISPOSITIVE POWER 613,627

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 3 of 7 pages

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,941,5661

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) [_]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12)	Type of Reporting Person (See Instructions):

IN

1 This figure consists of (a) 7,052,015 shares of Iron Mountain Incorporated (“Iron Mountain”) Common Stock, $.01 par value (“Iron Mountain Common Stock”) held by the Vincent J. Ryan Revocable Trust, dated December 24, 1987 (“Ryan 1987 Trust”); (b) 25,356 shares of Iron Mountain Common Stock held by the Carla E. Meyer Three-Year Retained Annuity Trust, dated August 4, 2003 (“Meyer 2003 Trust”); (c) 148,214 shares of Iron Mountain Common Stock held by the Carla E. Meyer 2006 Three-Year Retained Annuity Trust, dated September 13, 2006 (“Meyer 2006 Trust”); (d) 336,616 shares of Iron Mountain Common Stock held by the Carla E. Meyer 2008 Three-Year Retained Annuity Trust, dated October 29, 2008  (“Meyer 2008 Trust”); (e) 9,234,256 shares of Iron Mountain Common Stock held by Schooner Capital Corporation (“Schooner Corporation”) as a result of a reorganization in which Schooner Capital Trust became a wholly-owned subsidiary of Schooner Corporation and was subsequently liquidated; (f) 41,668 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options that become exercisable within 60 days of execution of this Schedule 13G; (g) 36,720 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation; (h) 28,350 shares of Iron Mountain Common Stock registered in the name of Citibank, South Dakota, Trustee of the Ryan 1998 Issue Trust, all of which are deemed to be beneficially owned by Mr. Ryan, as set forth below; and (i) 38,371 shares held by Mr. Ryan’s son.  As to the shares held by Mr. Ryan’s son, Mr. Ryan disclaims beneficial ownership; however, since his son shares the same household as Mr. Ryan, they have been included in the beneficial ownership stated above.

As a result of a deferred compensation arrangement between Schooner Corporation, as assignee of Schooner Capital LLC (“Schooner”), and C. Richard Reese relating to former services by Mr. Reese as President of Schooner, Mr. Reese shares beneficial ownership of 2,950,590 shares of Iron Mountain Common Stock with Schooner Corporation. The deferred compensation arrangement relates to earlier services by Mr. Reese as President of Schooner; such arrangement was amended as of December 26, 2008.  Pursuant to such arrangement, Mr. Reese is entitled to receive benefits  equivalent to the fair market value of 2,950,590 shares of Iron Mountain Common Stock with payments to Mr. Reese commencing on the first business day of 2013 and payable in ten annual installments; however, Mr. Reese has the right to defer the commencement of such installments in certain circumstances.  In addition, any unpaid benefits pursuant to this arrangement shall be payable to Mr. Reese’s beneficiary(ies) in a lump sum upon his death.  Benefits pursuant to this arrangement are payable in cash or, at Mr. Reese’s election, Iron Mountain Common Stock.  Schooner Corporation has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese.  Thus, Mr. Ryan has sole voting power and sole dispositive power with respect to only 6,283,666 of the shares of Iron Mountain Common Stock held by Schooner Corporation.  Mr. Ryan also has sole dispositive power with respect to 2,950,590 shares of Iron Mountain Common Stock held by Schooner Corporation pursuant to the terms of the deferred compensation arrangement described above.   On September 12, 2008, the Meyer 2006 Trust transferred 188,905 shares of Iron Mountain Common Stock to the Carla E. Meyer Revocable Trust dated December 7, 2001 (“Meyer 2001 Trust”).  On October 29, 2008, the Meyer 2001 Trust transferred all of its 336,616 shares of Iron Mountain Common Stock to the Meyer 2008 Trust.  The Meyer 2001 trust did not own any shares of Iron Mountain Common Stock as of December 31, 2008.  Mr. Ryan is deemed to have shared voting and dispositive power over the shares held by the Meyer 2003 Trust, the Meyer 2006 Trust, the Meyer 2008 Trust, the Schooner Foundation, the Ryan 1998 Issue Trust and Mr. Ryan’s son.

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 4 of 7 pages

Item 1(a)	Name of Issuer:
Iron Mountain Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices:
745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(a)	Name of Person Filing:
Vincent J. Ryan

Item 2(b)	Address of Principal Business Office or, if none, Residence:
Vincent J. Ryan, c/o Schooner Capital LLC, 745 Atlantic Avenue,
Boston, MA 02111

Item 2(c)	Citizenship:
U.S.A.

Item 2(d)	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:
462846 10 6

Item 3	If this Statement is being filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	□ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	□ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□ Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 5 of 7 pages

(d)	□ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(e)	□ Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);
(f)	□ Investment company registered under Section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8);
(g)	□ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(h)	□ An employee benefit plan or endowment fund in accordance with Section
                240.13d-1(b)(1)(ii)(F);
(i)	□ A parent holding company or control person in accordance with Section
                240.13d-1(b)(1)(ii)(G);
(j)	□ A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
(k)	□ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(l)	□ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:
16,941,566 shares[2]

(b)	Percent of class:
8.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:
13,377,349

(ii)	Shared power to vote or direct the vote:
613,627

(iii)	Sole power to dispose or to direct the disposition of:
16,327,939

(iv)	Shared power to dispose or to direct the disposition of:
613,627

2 See footnote 1, above.

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 6 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  (See Item 5.)

Not Applicable.

Item 10.	Certification.

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.

SCHEDULE 13G/A
CUSIP No. 462846 10 6	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2009

/s/ Vincent J. Ryan
Vincent J. Ryan
(Name)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the
Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).